# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BLACKROCK MUNICIPAL INCOME TRUST, CIK 0001137393
CUSIP: 09263Q204
Title of class of securities: VARIABLE RATE MUNI TERM PREFERRED SHARES
Address of issuer's principal executive offices: 100 Bellevue Parkway, Wilmington, Delaware (DE), 19809
Date of event which requires filing of this statement: 02/09/2026
Filed by CIK 0000019617
Persons authorized to receive notices and communications: Michael Lees, JPMorgan Chase & Co., 270 Park Avenue, New York, New York (NY), 10017, (212) 270-6000

## Reporting persons
- JPMorgan Chase & Co. (CIK 0000019617): type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- DNT Asset Trust (CIK 0002005954): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: VARIABLE RATE MUNI TERM PREFERRED SHARES
Name of issuer: BLACKROCK MUNICIPAL INCOME TRUST
Address of issuer's principal executive offices: 100 Bellevue Parkway, Wilmington, Delaware (DE), 19809
Comment:
This Amendment No. 1 (this "Amendment") amends, as set forth below, the statement on Schedule 13D, dated December 20, 2023 and filed with the SEC on January 2, 2024 (the "Original Schedule 13D"), for JPMorgan Chase & Co. ("JPMC") and DNT Asset Trust ("DNT Trust") (collectively, the "Reporting Persons") with respect to certain Variable Rate Muni Term Preferred Shares ("Preferred Shares") of BLACKROCK MUNICIPAL INCOME TRUST (the "Issuer").

This Amendment is being filed as a result of the reorganization of the Issuer into BlackRock MuniHoldings Fund, Inc. ("MHD") on February 9, 2026 (the "Reorganization") pursuant to which DNT Trust exchanged its 1,541 VRDP Shares of the Issuer (CUSIP No. 09263Q204) for an equal number of Variable Rate Muni Term Preferred Shares of MHD (CUSIP No. 09253N609).

## Item 2. Identity and Background
Name of person filing: This information is not changed by this Amendment.
Residence or business address: This information is not changed by this Amendment.
Present principal occupation or employment: Item 2 of the Original Schedule 13D is hereby amended by deleting Schedule A and Schedule B referenced therein and replacing them with Schedule A and Schedule B included with this Amendment and attached as an Exhibit hereto.
Criminal convictions in the last five years: Item 2 of the Original Schedule 13D is hereby amended by deleting Schedule A and Schedule B referenced therein and replacing them with Schedule A and Schedule B included with this Amendment and attached as an Exhibit hereto.
Civil proceedings (securities laws) in the last five years: Item 2 of the Original Schedule 13D is hereby amended by deleting Schedule A and Schedule B referenced therein and replacing them with Schedule A and Schedule B included with this Amendment and attached as an Exhibit hereto.
Citizenship: Item 2 of the Original Schedule 13D is hereby amended by deleting Schedule A and Schedule B referenced therein and replacing them with Schedule A and Schedule B included with this Amendment and attached as an Exhibit hereto.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Original Schedule 13D is hereby amended by adding the following paragraph at the end thereof:

"In connection with the Reorganization of the Issuer into MHD, DNT Trust exchanged its 1,541 VRDP Shares of the Issuer (CUSIP No. 09263Q204) for an equal number of Variable Rate Muni Term Preferred Shares of MHD (CUSIP No. 09253N609). As a result of the Reorganization, the Reporting Persons no longer own any VRDP Shares of the Issuer."

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended by adding the following paragraph at the end thereof:

"As a result of the Reorganization, the Reporting Persons no longer own any Preferred Shares of the Issuer."

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: This information is not changed by this Amendment.
Number of shares as to which each person has sole or shared power to vote or dispose: This information is not changed by this Amendment.
Transactions in the class effected during the past sixty days: This information is not changed by this Amendment.
Other persons with the right to receive dividends or sale proceeds:
Item 5(d) of the Original Schedule 13D is hereby amended by deleting paragraph (d) therein and replacing it in its entirety with the following:

"(d) Not applicable."
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5(e) of the Original Schedule 13D is hereby amended by deleting paragraph (e) therein and replacing it in its entirety with the following:

"(e) On February 9, 2026, as a result of the Reorganization, the Reporting Persons ceased to be the beneficial owner of more than five percent of the class of securities."

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Original Schedule 13D is hereby deleted and replaced in its entirety with the following:

"The responses of the Reporting Persons under Item 3 and Item 4 hereof are incorporated herein by reference. All voting arrangements and financing arrangements relating to the Issuer's Preferred Shares have been terminated as a result of the exchange of the Preferred Shares."

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Original Schedule 13D is hereby amended by deleting Exhibit 99.1 thereto and inserting the following exhibits in its place:

"Exhibit Description of Exhibit

99.1 Joint Filing Agreement"

Item 7 of the Original Schedule 13D is hereby further amended by adding the following Exhibit to the listings of exhibits to be attached to this Schedule 13D:

"Exhibit Description of Exhibit

99.5 Amended and Restated Schedule A and Schedule B"

## Signatures
- JPMorgan Chase & Co.: /s/ Michael Lees, Michael Lees, Executive Director (02/26/2026)
- DNT Asset Trust: /s/ Tim A. Self, Tim A. Self, Authorized Officer (02/26/2026)
Comment: Please note that Item 2 of the Original Schedule 13D is hereby amended by deleting Schedule A and Schedule B referenced therein and replacing them with the amended and restated Schedule A and Schedule B attached to this Amendment.